

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

James A. Graf
Chief Executive Officer
Graf Industrial Corp.
118 Vintage Park Blvd., Suite W-222
Houston, TX 77070

> **Re: Graf Industrial Corp.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 15, 2020**
> **File No. 001-38703**

Dear Mr. Graf:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Joel L. Rubinstein